Exhibit 99.3

ALLOCATION AGREEMENT

        THIS ALLOCATION AGREEMENT, dated as of October 3, 2008 (this “Agrement”), is made by and among Parnassus Funds and Parnassus Income Funds (collectively, the “Trusts”), management investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”), Parnassus Investments, the investment adviser to the series of the Trusts (the “Advisor”), and Parnassus Funds Distributor, the distributor to the series of the Trusts (the “Distributor”). The Trusts, the Advisor and the Distributor are referred to collectively in this Agreement as the “Insureds”.

RECITALS

        WHEREAS, pursuant to the requirements of Rule 17g-1 under the 1940 Act, the Trusts are required to maintain a fidelity bond against larceny and embezzlement covering certain of their officers and employees; and

        WHEREAS, Rule 17g-1 provides that when two or more investment companies are managed and/or distributed by the same person or persons, such investment companies may obtain a joint insured bond covering themselves and such person or persons and their affiliates; and

        WHEREAS, the series of the Trusts are managed by Parnassus Investments and distributed by Parnassus Funds Distributor; and

        WHEREAS, the Insureds have entered into a joint Investment Company Bond (the “Bond”); and

        WHEREAS, the Insureds desire to provide for: (1) the method by which the amount of coverage provided under the Bond will be determined from time to time and (2) an equitable and proportionate allocation of any proceeds received under the Bond in the event that two or more of the Insureds suffer loss and consequently are entitled to recover under the Bond.

AGREEMENT

        NOW THEREFORE, it is hereby agreed among the parties hereto as follows:

        1.    Amount of Coverage Maintained. The amount of the fidelity coverage under the Bond shall at all times be at least equal in the amount to the sum of (i) the total amount of coverage which the Trusts would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 under the 1940 Act had the Trusts not been a named Insured under the Bond, and (ii) the amount of each bond which each Insured other than the Trusts would have been required to provide and maintain pursuant to federal statutes or regulations had it not been a named Insured under the Bond. The amount of fidelity coverage under the Bond shall be approved at least annually by the Boards of Trustees of the Trusts, including a majority of those Trustees who are not “interested persons” of the Trusts as defined by Section 2(a)(19) of the 1940 Act.

        2.    Allocation of Recovery. In the event an actual pecuniary loss is suffered by any two or more of the Insureds under circumstances covered by the terms of the Bond, any recovery under the Bond shall be allocated among such Insureds as follows:

            a.     If the total amount of coverage provided under the Bond exceeds or is equal to the amount of the combined total amount of loss suffered by the Insureds suffering loss, then each such Insured shall be entitled to recover the amount of its actual loss.

            b.     If the amount of loss suffered by each Insured suffering loss exceeds its minimum coverage requirements as set forth in Section 1 hereof and the amount of such Insureds’ combined actual losses exceeds the total amount of coverage provided under the Bond, then each such Insured shall be entitled to recover (i) its minimum coverage requirement (ii) to the extent there exists any excess coverage, the proportion of such excess coverage which its minimum coverage requirement bears to the amount of the combined minimum coverage requirements of the Insureds suffering actual loss; provided, however, that if the actual loss of any of such Insureds is less than the sum of (i) and (ii) above, then such difference shall be recoverable by the other Insured or Insureds in proportion to their relative minimum coverage requirements.

            c.     If (i) the amount of actual loss suffered by any Insured is less than or equal to its minimum coverage requirement, (ii) the amount of actual loss of another Insured or the other Insureds exceeds its or their minimum coverage requirement or requirements, and (iii) the amount of the combined actual losses of the Insureds exceeds the total amount of coverage provided under the Bond, then any Insured which has suffered an amount of actual loss less than or equal to its minimum coverage requirement shall be entitled to recover its actual loss. If only one other Insured has suffered actual loss, it shall be entitled to recover the remainder of the amount of the coverage under the Bond. If more than one other Insured has suffered actual loss in excess of the remaining coverage, then they shall allocate such remaining amount of coverage in accordance with Paragraph b of this Section 2.

        3.    Allocation of Premium. No premium shall be paid under the Bond unless the Board of Trustees of the Trusts, including a majority of those Trustees who are not “interested persons” of the Trusts as defined by Section 2(a)(19) of the 1940 Act, shall approve the portion of the premium to be paid by the Trusts. The premium payable on the Bond shall be allocated between the Trusts and the other Insured as determined by the Boards of Trustees of the Trusts.

        4.    Amendment. This Agreement may not be amended or modified in any manner except by a written agreement executed by the parties.

        5.    Filing with the Commission. A copy of this Agreement and any amendment thereto shall be filed with the Securities and Exchange Commission within 10 days after the execution thereof to the extent required by Rule 17g-1(g) under the 1940 Act.

        6.    Applicable Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the California.

        7.    Limitation of Liability of Trustees and Shareholders. A copy of the organizational documents each of the Trusts is on file with the Secretary of State of the state of such Trust’s organization, and it is hereby agreed that this Agreement is executed on behalf of the Trustees of the Trusts as Trustees and not individually and that the obligations of this Agreement are not binding upon any of the Trustees, officers and shareholders of the Trusts individually but are binding only upon the assets and property of the Trusts and their series. With respect to any obligation of the Trusts or their series arising under this Agreement, payment or satisfaction of such obligation shall be sought solely by looking to the assets and property of the series to which such obligation relates, and under no circumstances shall there be any right to set off claims relating to such series by applying property of any other series of the Trusts.

PARNASSUS FUNDS	PARNASSUS INCOME FUNDS
By: /s/ Jerome L. Dodson	By: /s/ Jerome L. Dodson
Jerome L. Dodson	Jerome L. Dodson
President	President
PARNASSUS INVESTMENTS	PARNASSUS FUNDS DISTRIBUTOR
By: /s/ Jerome L. Dodson	By: /s/ Jerome L. Dodson
Jerome L. Dodson	Jerome L. Dodson
Chairman	Chairman

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